UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2015

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the three month period ended March 31, 2015 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachement contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Date: June 4, 2015

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	March 31, 2015	December 31, 2014
		ThCh$	ThCh$
		(unaudited)
Current assets
Cash and cash equivalents		170,861,183	218,871,793
Other financial assets, current	5	47,098,738	47,778,995
Other non-financial assets, current		21,007,620	10,646,492
Trade receivables and other receivables	6	703,442,932	781,576,754
Receivables due from related entities, current		501,564	1,371,016
Inventory	8	1,083,794,857	1,094,609,583
Current tax assets		71,727,695	54,196,417

Total current assets other than non-current assets held for sale		2,098,434,589	2,209,051,050

Assets held for sale	19	779,368,740	793,416,576
Total current assets		2,877,803,329	3,002,467,626

Non-current assets
Other financial assets, non-current	5	339,137,785	302,479,598
Other non-financial assets, non-current		33,119,321	33,873,417
Trade receivable and other receivables, non-current	6	32,218,097	34,777,355
Equity method investment		53,488,940	52,247,914
Intangible assets other than goodwill	9	390,142,845	400,542,180
Goodwill	9	1,576,793,168	1,682,348,563
Property, plant and equipment	10	2,903,024,749	3,009,728,456
Investment property	11	1,678,769,142	1,663,592,396
Non-current tax assets,		43,214,022	43,047,543
Deferred income tax assets		484,384,912	491,398,181

Total non-current assets		7,534,292,981	7,714,035,603

Total assets		10,412,096,310	10,716,503,229

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries., condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	March 31, 2015	December 31, 2014
		ThCh$	ThCh$
		(unaudited)
Current liabilities
Other financial liabilities, current	12	280,171,253	714,159,288
Trade payables and other payables		1,798,379,800	1,983,086,109
Payables to related entities, current		830,059	3,302,006
Provisions and other liabilities	13	17,297,351	15,197,558
Current income tax liabilities		63,200,303	60,615,912
Current provision for employee benefits		82,366,299	102,513,612
Other non-financial liabilities, current		46,183,978	43,104,370

Total current liabilities		2,288,429,043	2,921,978,855

Other non-financial liabilities, current	19	212,057,777	216,791,432
Total current liabilities		2,500,486,820	3,138,770,287

Non-current liabilities
Other financial liabilities,	12	2,891,243,955	2,402,716,245
Trade accounts payables		40,810,917	34,449,920
Provisions and other liabilities	13	104,770,177	104,765,779
Deferred income tax liabilities		669,839,848	674,881,877
Non-current income tax liabilities		17,897,246	—
Other non–financial liabilities, non–current		64,676,085	69,433,310

Total non-current liabilities		3,789,238,228	3,286,247,131

Total liabilities		6,289,725,048	6,425,017,418

Equity
Paid-in capital	14	2,321,380,936	2,321,380,936
Retained earnings		2,183,081,931	2,166,548,572
Issuance premium		526,633,344	526,633,344
Other reserves		(908,258,554)	(722,245,257)

Equity attributable to controlling shareholders		4,122,837,657	4,292,317,595
Non-controlling interest		(466,989)	(831,784)

Total equity		4,122,371,262	4,291,485,811

Total equity and liabilities		10,412,096,310	10,716,503,229

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim income statements (unaudited)

Statements of profit and loss	Note	3/31/2015	3/31/2014
		ThCh$	ThCh$
Revenues from ordinary activities	16	2,652,642,787	2,490,160,651
Cost of Sales	15	(1,911,697,298)	(1,821,666,218)

Gross Profit		740,949,809	668,494,433
Other income by function	15	16,302,292	9,193,765
Distribution cost	15	(6,623,710)	(5,957,015)
Administrative expenses	15	(585,745,806)	(513,216,550)
Other expenses by function	15	(37,817,114)	(38,644,921)
Other gain (losses), net	15	(9,554,285)	(7,232,958)

Operating profit		117,511,186	112,636,754
Finance income	15	3,490,506	1,537,455
Finance expenses	15	(56,783,372)	(54,591,310)
Participation in profit or loss of equity method associates		1,745,343	1,310,189
Exchange differences	15	(11,589,847)	(5,104,138)
(Losses) from indexation	15	(911,064)	(10,325,234)

Profit before tax		53,462,752	45,463,716
Income tax expense		(33,357,900)	(14,210,288)

Profit from continuing operations		20,104,852	31,253,428

Profit from discontinued operations	20	2,326,707	5,258,677

Profit attributable to controlling shareholders		22,059,666	35,792,750
Profit attributable to non–controlling shareholders		371,893	719,355

Profit		22,431,559	36,512,105

Earnings per share
Basic earnings per share from continued operations		7.0	11.4
Basic earnings per share from discontinued operations		0.8	2.0
Diluted earnings per share from continued operations		7.0	11.4
Diluted earnings per share from discontinued opearations		0.8	2.0

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries condensed consolidated interim statements of comprehensive income (unaudited)

	3/31/2015	3/31/2014
	ThCh$	ThCh$
Profit	22,431,559	36,512,105

Other comprehensive income
Items that will never be reclassified to profit and loss
Re-measurements of defined benefit liability (asset)	—	59,504

Total OCI that will never be reclassified to profit and loss	—	59,504

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	(186,976,397)	76,782,425
Cash flow hedge	209,130	(13,783,728)

Total Items that are or may be reclassified to profit and loss	(186,767,267)	62,998,697

Other comprehensive income, before taxes	(186,767,267)	63,058,201

Income tax related to re-measurement of defined benefit liability (asset)	—	(20,231)

Total income tax that will never be reclassified to profit and loss	—	(20,231)

Income tax related to cash flow hedge	(58,599)	2,756,746
Total income tax that are or may be reclassified to profit and loss	(58,599)	2,756,746

Total other comprehensive income and expense	(186,825,866)	65,794,716

Total comprehensive income	(164,394,307)	102,306,821

Income attributable to
Owners of the Company	(164,759,696)	101,492,667
Non-controlling Shareholders	365,389	814,154

Total comprehensive income	(164,394,307)	102,306,821

The accompanying notes are an integral part of these interim consolidated financial statements.

Cencosud S.A. and subsidiaries

Condensed consolidated interim statement of changes in net equity

For the quarter ended March 31, 2015 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	—	22,059,666	22,059,666	371,893	22,431,559
Other comprehensive income	—	—	(186,969,893)	150,531	—	—	—	(186,819,362)	—	(186,819,362)	(6,504)	(186,825,866)

Total Comprehensive income	—	—	(186,969,893)	150,531	—	—	—	(186,819,362)	22,059,666	(164,759,696)	365,389	(164,394,307)

Share issuance	—	—	—	—	—	—	—		—	—	—
Dividends	—	—	—	—	—	—	—		(3,744,040)	(3,744,040)	—	(3,744,040)
Stock option (see 33)	—	—	—	—	—	806,065	—	806,065	—	806,065	—	806,065
Decrease due to changes in ownership interest without a loss of control (see 23.4)	—	—	—	—	—	—	—	—	(1,782,267)	(1,782,267)	—	(1,782,267)

Total transactions with owners	—	—	(186,969,893)	150,531	—	806,065	—	(186,013,297)	16,533,359	(169,479,938)	365,389	(169,114,549)

Total Changes in equity	—	—	(186,969,893)	150,531	—	806,065	—	(186,013,297)	16,533,359	(169,479,938)	365,389	(169,114,549)

Ending balance, as of March 31, 2015	2,321,380,936	526,633,344	(883,516,607)	13,352,751	117,926	14,264,310	(52,476,934)	(908,258,554)	2,183,081,931	4,122,837,657	(466,395)	4,122,371,262

Cencosud S.A. and subsidiaries

Consolidated statement of changes in net equity

For the quarter ended March 31, 2014 (unaudited)

Statement of changes in equity ThCh$	Paid-in capital	Issuance premiums	Translation reserves	Hedge reserves	Actuarial Gain(loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change in non- controlling interest	Total equity
Opening balance as of January 1, 2014	2,321,380,936	526,633,344	(615,316,151)	20,525,986	402,512	10,636,164	(52,479,121)	(636,230,610)	2,049,483,333	4,261,267,003	100,086	4,261,367,089

Changes in equity
Comprehensive income
Net income	—	—	—	—	—	—	—	—	35,792,750	35,792,750	719,355	36,512,105
Other comprehensive income	—	—	76,687,626	(11,026,982)	39,273	—	—	65,699,917	—	65,699,917	94,799	65,794,716

Total Comprehensive income	—	—	76,687,626	(11,026,982)	39,273	—	—	65,699,917	35,792,750	101,492,667	814,154	102,306,821

Share issuance	—	—	—	—	—	—	—			—
Dividends	—	—	—	—	—	—	—		(9,220,475)	(9,220,475)		(9,220,475)
Stock option (see 33)	—	—	—	—	—	703,783	—	703,783	—	703,783		703,783
Decrease due to changes in ownership interest without a loss of control (see 23.4)	—	—	—	—	—	—	—	—	—	—	—	—

Total transactions with owners	—	—	76,687,626	(11,026,982)	39,273	703,783	—	66,403,700	26,572,275	92,975,975	814,154	93,790,129

Total Changes in equity	—	—	76,687,626	(11,026,982)	39,273	703,783	—	66,403,700	26,572,275	92,975,975	814,154	93,790,129

Ending balance, as of March 31, 2014	2,321,380,936	526,633,344	(538,628,525)	9,499,004	441,785	11,339,947	(52,479,121)	(569,826,910)	2,076,055,608	4,354,242,978	914,240	4,355,157,218

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Consolidated statements of cash flows

	For the quarter ended March 31,
	Unaudited
	2015	2014
	ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of revenues from operating activities
Revenue from sale of goods & provision of services	3,275,887,032	3,006,216,518
Proceeds from royalties, installments, commissions and other ordinary activities	519,902	304,957
Other operating activity revenue	2,127,803	3,941,919
Types of payments
Payments to suppliers for supply of goods & services	(2,607,469,916)	(2,580,608,072)
Payments to and on behalf of personnel	(359,447,090)	(318,191,066)
Other operating payments	(161,135,678)	(125,950,288)
Interest paid	(1,838,561)	(899,665)
Interest received	102,542	832,432
Taxes paid	(20,843,407)	(12,335,237)
Other cash inflows	(98,261,013)	(49,625,804)

Cash flows from operating activities (continuing operations)	29,641,614	(76,314,306)
Cash flows from operating activities (discontinued operations)	(193,021)	380,791

Net cash flow from operating activities	29,448,593	(75,933,515)

Cash flows from (used in) investment activities
Loans granted to related parties	—	—
Proceeds from sales of property, plant & equipment	596,546	56,689
Purchases of property, plant & equipment	(44,357,712)	(51,270,787)
Purchases of intangible assets	(5,678,523)	(3,505,980)
Dividends received	—	—
Interest received	216,522	261,690
Other financial assets—mutual funds	(10,725,631)	36,624,318

Cash flows from operating activities (continuing operations)	(59,948,798)	(17,834,070)
Cash flows from operating activities (discontinued operations)	(779,284)	(149,606)

Net cash flow (used in) investment activities	(60,728,082)	(17,983,676)

Cash flows from (used in) financing activities
Proceeds from paid in capital	—	—
Proceeds from borrowing at long–term	628,220,307	297,307,297
Proceeds from borrowing at short–term	732,356,151	1,183,045,334

Total loan proceeds from borrowing	1,360,576,458	1,480,352,631
Proceeds from borrowings granted by related parties	—	—
Repayments of borrowing	(1,341,555,540)	(1,293,088,169)
Dividends paid	—	—
Interest paid	(61,515,314)	(66,749,875)
Other cash outflows	30,196,981	(14,701,907)

Cash flows from operating activities (continuing operations)	(12,297,415)	105,812,680
Cash flows from operating activities (discontinued operations)	—	—

Net cash flow from financing activities	(12,297,415)	105,812,680

Net (decrease) increase in cash and cash equivalents before the effect of variations	(43,576,904)	11,895,489
Effects of variations in the exchange rate on cash and cash equivalents	(4,433,706)	(2,561,255)

Net (decrease) increase in cash and cash equivalents	(48,010,610)	9,334,234
Cash and cash equivalents at the beginning of the year	218,871,793	171,711,625

Cash and cash equivalents at the end of the year	170,861,183	181,045,859
Included in cash and cash equivalents per the statement of financial situation	174,875,793	181,045,859
Included in the assets of the disposal group	(4,014,610)	—

The accompanying notes are an integral part of these consolidated financial statements.

Cencosud S.A. and subsidiaries

Notes to the unaudited consolidated interim financial statements

1 General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 2.652.647.107 as of March 31, 2015.

During the year ended March 31, 2015, the Company employed an average of 149,719 employees, ending with a total number of 148,700 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,828,723,963 shares of a single series whose main shareholders are the following:

Major shareholders as of March 31, 2015	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.283%
Inversiones Latadia Limitada	550,823,211	19.473%
Inversiones Tano Limitada	457,879,800	16.187%
Banco Santander—JP Morgan	160,488,046	5.674%
Banco de Chile por cuenta de terceros	122,969,149	4.347%
Banco Itau por cuenta de inversionistas	70,336,573	2.487%
Horst Paulmann Kemna	56,826,301	2.009%
Fondo de Pensiones Provida C	56,450,536	1.996%
Fondo de Pensiones Habitat C	48,332,245	1.709%
Fondo de Pensiones Habitat B	42,799,885	1.513%
Fondo de Pensiones Capital C	37,900,288	1.340%
Fondo de Pensiones Provida B	36,054,975	1.275%
Otros accionistas	614,108,152	21.710%

Total	2,828,723,963	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of March 31, 2015	Interest
%
Inversiones Quinchamali Limitada	20.283%
Inversiones Latadia Limitada	19.473%
Inversiones Tano Limitada	16.187%
Horst Paulmann Kemna	2.487%
Manfred Paulmann Koepfer	0.492%
Peter Paulmann Koepfer	0.498%
Heike Paulmann Koepfer	0.492%
Sucesión de doña Helga Koepfer Schoebitz	0.115%
Inversiones Alpa Limitada	0.007%

Total	60.032%

The consolidated interim financial statements of Cencosud group corresponding to the year ended March 31, 2015, were approved by the Board of Directors in a session held on May 29th, 2015.

2 Summary of the main accounting policies

2.1 Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the three months ended March 31, 2015 have been prepared in accordance with IAS 34, “Interim financial reporting.” These do not include all the information required for a complete set of IFRS financial statements. However, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

2.2 New and amended standards adopted by the group

(a)	New standards, amendments and interpretations adopted by the group.

The following standards have been adopted by the group for the first time for the financial year beginning on 1 January 2014, however none of the new amendments and pronuncements had a significant impact on the group’s financial statements:

IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognized. The Group is not currently subjected to significant levies so the impact on the Group is not material.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the group financial statements.

Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13.

Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The amendment did not have a significant effect on the group financial statements.

(b)	New standards, amendments and interpretations not yet adopted.

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2014, and have not been applied in preparing these consolidated financial statement. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through OCI and fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after 1 January 2018. Early adoption is permitted. The group is yet to assess IFRS 9’s full impact.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after 1 January 2017 and earlier application is permitted. The group is assessing the impact of IFRS 15.

Amendment to IFRS 10 “consolidated financial statements” IFRS and IAS 28 “Investments in associates and joint ventures”. Published in September 2014. This amendment addresses an inconsistency between the requirements of the IFRS 10 and IAS 28 in the treatment of the sale or the contribution of goods between an investor and the associate or joint venture. The main consequence of the amendments is that recognizes a gain or loss completes when the transaction involves a business (is in a subsidiary or not) and a gain or loss partial when the transaction involves assets that do not constitute a business, even if these assets are in a subsidiary.

Amendment to IFRS 10 “consolidated financial statements” IFRS and IAS 28 “Investments in associates and joint ventures”. Published in December 2014. The amendment clarifies on the application of the exception from consolidation to investment entities and their subsidiaries. The amendment to IFRS 10 clarifies on the exception of consolidation that is available to entities in group structures that include investment entities. The amendment to IAS 28 allows, to an entity which is not an entity’s investment, but it has a stake in an associate or joint venture that is an entity of investment, a choice of accounting policy in the application of the equity method. The entity may choose to keep the measurement of fair value applied by the associate or joint venture that is an entity of investment, or instead, perform a consolidation at the level of the entity’s investment (associate or joint venture). Early application is permitted.

Amendment to IAS 1 “presentation of financial statements”. Published in December 2014 and is effective for fiscal years beginning on January 1, 2016. The amendment clarifies the guide for the application of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The modifications are part of initiatives on disclosures of the IASB. Early adoption is permitted.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.3 Accounting policies

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

3 Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of March 31, 2015.

3.1. Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of March 31, 2015 and December 31, 2014 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Level III: Inputs for assets or liabilities that are not based on observable market data.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

The table below presents the percentage of financial instruments, valued under each method, compared to their total value.

As of March 31, 2015 and December 31, 2014, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

Table 1-4. Successive valuation methodologies.

March 2015

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	46,928,750	100	—	—	—
	Shares	Shares	—	—	—	—	—
	Other financial Instrument	Highly liquid financial instruments	169,988	100
		Other financial investments	185,322	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	32,544,275				100
		Bank balances	94,336,580				100
		Short-term deposits	43,980,328				100
	Receivables	Receivables due from Bretas	3,562,435				100
		Credit card and trade receivables, net	735,661,029				100
	Receivables from related entities	Related entities, current	501,564				100
Held for sale	Assets classified as held por sale		—				100
Financial liabilities and payables	Bank loans	Current	226,169,937				100
		Non-Current	525,251,367				100
	Bonds payable	Current	40,205,835				100
		Non-Current	2,328,206,141				100
	Other loans (lease)	Current	2,863,673				100
		Non-Current	31,555,566				100
	Debt purchase affiliates	Current	4,002,715				100
		Non-Current	6,230,881				100
	Other financial liabilities	Current	6,589,547				100
	Trade payables	Current	1,614,338,227				100
		Non-Current	36,266,181				100
	Withholding taxes	Current	185,022,902				100
		Non-Current	4,544,736				100
	Payables to related entities	Current	830,059				100
Held for sale	Liabilities classified as held por sale		—				100
Hedges	Hedging derivatives	Cash flow hedging liability	339,546		100
		Cash flow hedging asset	256,972,727		100
		Fair value hedging asset	78,417,301		100

March 2014

			Valuation method				Amortized cost
Classification	Group	Type	Value	Level I	Level II	Level III
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	37,328,837	100
	Derivatives	Forward	3,844,213		100
	Shares	Shares	42,780	100
	Other financial Instrument	Highly liquid financial instruments	6,563,165	100
		Other financial investments	210,306	100
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	44,859,904				100
		Bank balances	129,874,187				100
		Short-term deposits	44,137,702				100
	Receivables	Receivables due from Bretas	16,938,176				100
		Credit card and trade receivables, net	816,354,109				100
	Receivables from related entities	Related entities, current	1,371,016				100
Held for sale	Assets classified as held por sale		—				100
Financial liabilities and payables	Bank loans	Current	629,083,332				100
		Non-Current	695,092,202				100
	Bonds payable	Current	50,539,046				100
		Non-Current	1,656,384,016				100
	Other loans (lease)	Current	2,671,208				100
		Non-Current	31,558,878				100
	Debt purchase affiliates	Current	25,542,999				100
		Non-Current	19,681,149
	Other financial liabilities	Current	5,939,949				100
	Trade payables	Current	1,768,572,530				100
		Non-Current	29,125,971				100
	Withholding taxes	Current	214,513,579				100
		Non-Current	5,323,949				100
	Payables to related entities	Current	3,302,006				100
Held for sale	Liabilities classified as held por sale		—
Hedges	Hedging derivatives	Cash flow hedging liability	382,754		100
		Cash flow hedging asset	220,058,333		100
		Fair value hedging asset	65,272,783		100

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of March 31, 2015 and December 31, 2014, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2. Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3. Liquidity risk

Compared to year end, there was no material change in the contractual undiscounted cash out flows for financial liabilities, except for the issuance of an international bond worth USD $1 BN on February 2015.

The $1 BN notes due 2025 (USD $650 M), and due 2045 (USD $350 M), has been used to prepay indebtedness in Chile and Brazil, extending Cencosud’s debt maturity profile and improving its overall liquidity. The first tier of the issuance (USD $650 M) was used to pay in advance local liabilities in Chile, mainly used to cover the USD 400 million bridge loan entered in October 2014 to prepay the Chilean bonds BCENC A, BCENC C and BCENC D, which used to have a covenant related the restriction to lose control of Cencosud Administradora de Tarjetas (CAT, our Financial Retail) and no waiver was granted from the bondholders. Said waiver was needed to complete the sale of 51% of CAT to Scotiabank, which was completed on May 2015. The second tier of the new issuance (USD $350 M) was used to pay indebtedness in Brazil.

3.4 Fair value of financial assets and liabilities measure at amortized cost.

In order to estimate the fair value of debt instruments not accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of the following financial assets and liabilities approximate their carrying amount:

•	Trade and other receivables

•	Other current financial assets

•	Cash and cash equivalents (excluding bank overdrafts)

•	Trade and other payables

•	The following assets and liabilities within the held-for-sale disposal group:

•	Cash and cash equivalents

•	Other current assets

•	Trade and other payables

•	Borrowings

•	Other current liabilities

4 Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014, with the exception of changes in estimates that are required in determining the provision for income taxes.

5 Other financial assets, current and non-current

The composition of this item as of March 31, 2015 and December 31, 2014 includes the following:

	As of
Other financial assets, current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Shares	—	42,780
Mutual Funds Shares(*)	46,928,750	37,328,837
Hedging derivatives	—	3,844,213
Highly liquid financial instruments	169,988	6,563,165
Total other financial assets, current	47,098,738	47,778,995

	As of
Other financial assets, non-current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Hedging derivatives	335,390,028	285,331,116
Financial investments Long term	185,322	210,306
Account receivable due from Bretas	3,562,435	16,938,176
Total other financial assets, non-current	339,137,785	302,479,598

(*)	Mutual Funds shares are mainly fixed rate investments.

6. Trade receivables and other receivables

Trade receivables and other receivables as of March 31, 2015 and December 31, 2014 are as follows:

	As of
Trade receivables and other receivables net, current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables net, current	141,410,647	190,629,343
Credit card receivables net, current	274,973,032	272,626,749
Other receivables, net, current	286,064,994	317,357,759
Letters of credit loans	994,259	962,903

Total	703,442,932	781,576,754

Trade receivables and other receivables, net, non-current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables net, non-current	661,916	960,006
Credit card receivables net, non-current	2,613,740	2,800,679
Other receivables, net, non-current	18,864,879	20,614,649
Letters of credit loans	10,077,562	10,402,021

Total	32,218,097	34,777,355

	As of
Trade receivables and other receivables, gross, current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables gross, current	161,379,078	210,196,220
Credit card receivables gross, current	291,106,757	287,514,053
Other receivables gross, current	299,592,191	328,546,822
Letters of credit loans	994,261	962,904

Total	753,072,287	827,219,999

	As of
Trade receivables and other receivables, gross, non-current	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Trade receivables gross, non-current	661,916	960,006
Credit card receivables gross, non-current	2,613,740	2,800,679
Other receivables gross, non-current	18,864,879	20,614,649
Letters of credit loans, non-current	10,077,562	10,402,021

Total	32,218,097	34,777,355

	As of
Trade receivables and other receivables close to maturity	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Less than three months	517,725,812	606,401,384
Between three and six months	66,298,165	73,829,507
Between six and twelve months	43,599,119	46,238,087
In more than twelve months	32,218,097	34,777,355

Total	659,841,193	761,246,333

The maturity of past due trade receivables as of March 31, 2015 and December 31, 2014 is as follows:

	As of
Trade receivables past due but not impaired	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Past due in less than three months	72,517,138	54,092,055
Past due between three and six months	10,275,688	18,260,439
Past due between six and twelve months	5,218,906	5,791,956
Past due in more than twelve months	37,437,459	22,606,571

Total	125,449,191	100,751,021

The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Initial balance	45,643,245	91,600,887
Increase in provision	30,207,592	145,456,872
Utilized provision	(22,622,861)	(97,906,650)
Decrease in provision	(3,598,621)	(38,037,483)
Reclass to assets held for sale	—	(55,470,381)

Total	49,629,355	45,643,245

The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account, the Cencosud Group does not request collateral as a guarantee.

7 Transactions with related parties

Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations, It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”, The Company has a policy to disclose all transactions performed with related parties during the period,

7.1 Board of Directors and key management of the Company

The Board of Directors as of March 31, 2015 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
Erasmo Wong Lu	Director	Civil Engineer
David Gallagher Patrickson	Director	Economist
Julio Moura Neto	Director	Engineer

Key management of the Company as of March 31, 2015 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Carlos Wulf	Home Improvement Managing Director	Marine Engineer
Marcelo Reyes	Corporate Risk Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Juan Manuel Parada	Chief Financial Officer	Business Administrator
Stepan Krause	Projects Managing Director	Commercial Engineer
Rodrigo Larrain	Shopping Centers Managing Director	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer

7.2 Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 25, 2014, set the following amounts for the 2014 period:

•	Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

•	Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the nine months ended March 31, 2015 and 2013 are as follows:

Name	Role	March 31, 2015	March 31, 2014
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	48,657	42,326
Heike Paulmann Koepfer	Director	24,328	21,163
Peter Paulmann Koepfer	Director	24,328	21,163
Cristián Eyzaguirre Johnston	Director	24,328	21,163
Roberto Oscar Philipps	Director	32,437	28,217
Erasmo Wong Lu Vega	Director	24,328	21,163
David Gallagher Patrickson	Director	32,437	28,217
Julio Moura	Director	24,328	21,163
Richard Bûchi Buc	Director	32,437	28,217

Total		267,608	232,792

7.3 Compensation paid to senior management

Key management compensation	March 31, 2015
ThCh$
Salary and other short term employee benefits	1,490,620
Share based payments	110,252

Total	1,600,878

The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results, These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.

8 Inventory

The composition of this item as of March 31, 2015 and December 31, 2014 is as follows:

	As of
Inventory category	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Raw materials	5,743,038	6,804,775
Goods	1,204,773,648	1,219,396,964
Finished Goods	26,289	235,448
Provisions	(126,748,118)	(131,827,604)

Total	1,083,794,857	1,094,609,583

The composition of inventories by business line as of March 31, 2015 and December 31, 2014 is as follows:

	As of March 31, 2015
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,315,953	3,427,085	—	5,743,038
Goods	151,708,062	689,218,253	237,099,215	1,078,025,530
Finished Goods	—	26,289	—	26,289

Total	154,024,015	692,671,627	237,099,215	1,083,794,857

	As of December 31, 2014
Inventory category	Department stores	Supermarkets	Home improvement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material	2,116,044	4,688,732	—	6,804,776
Goods	153,451,257	695,663,533	238,454,570	1,087,569,360
Finished Goods	—	235,447	—	235,447

Total	155,567,301	700,587,712	238,454,570	1,094,609,583

The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.

The goods included in inventory are valued between the purchase price or production cost, net of allowance for obsolescence and net realizable value.

9 Intangible assets

9.1 Intangible assets other than goodwill

Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of March 31, 2015 and December 31, 2014 is as follows:

Intangibles assets other than goodwill net	As of
	March 31, 2015	Dec 31, 2014
	ThCh$	ThCh$
Finite life intangible assets, net	120,133,379	125,471,527
Indefinite life intangible assets, net	270,009,466	275,070,653

Intangible assets, net	390,142,845	400,542,180

Patents, Trade Marks and Other Rights, Net	270,009,466	275,070,653
Software (IT)	86,513,865	88,441,290
Other Identifiable Intangible Assets, net	33,619,514	37,030,237

Identifiable Intangible Assets, Net	390,142,845	400,542,180

Intangibles assets other than goodwill gross	As of
	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Finite life intangible assets, Gross	218,002,194	216,527,275
Indefinite life intangible assets, Gross	270,009,466	275,070,653

Intangible Assets, Gross	488,011,660	491,597,928

Patents, Trade Marks and Other Rights, Gross	270,009,466	275,070,653
Software (IT)	165,168,068	160,757,436
Other Identifiable Intangible Assets, Gross	52,834,126	55,769,839

Identifiable Intangible Assets, Gross	488,011,660	491,597,928

Accumulated amortization and value impairment	As of
	March 31, 2015	Dec 31, 2014
	ThCh$	ThCh$
Finite life intangible assets	(97,868,815)	(91,055,748)
Indefinite life intangible assets	—	—

Intangible Assets, Gross	(97,868,815)	(91,055,748)

Software (IT)	(78,654,203)	(72,316,146)
Other Identifiable Intangible Assets	(19,214,612)	(18,739,602)

Accumulated amortization and value impairment	(97,868,815)	(91,055,748)

Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of March 31, 2015 and December 31, 2014 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The detail of the amounts of identifiable intangible assets that are individually significant as of March 31, 2015 and December 31, 2014 is as follows:

Individually significant identifiable Intangible assets	Book Value 2015	Book Value 2014	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	33,077,459	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	72,169,000	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	16,413,161	19,137,928	Indefinite	Brazil	Supermarkets
Perini Brand	734,921	856,926	Indefinite	Brazil	Supermarkets
Prezunic Brand	11,187,400	13,044,633	Indefinite	Brazil	Supermarkets

Total	270,009,466	275,070,653

The factors for considering the brands with indefinite useful lives over time are the following:

•	Verifiable history and expected use of the asset by the Company: This is the most important factor to consider in the definition of the useful life of the brand. The brands mentioned have a history of more than 80 years of successful existence in the market, The use that has been and is being given to these brands shows an intention to keep them and consolidate them further in the long term.

•	Legal, regulatory or contractual limits to the useful life of the intangible asset: There are no legal, regulatory or contractual limits linked to the brands, The brands are duly protected and the pertinent registrations remain current.

•	Effects of obsolescence, demand, competition and other economic factors: The brands have a rating linked to strong national brands according to their history, This implies a low risk of obsolescence-

•	Maintenance of the necessary investment levels to produce the projected future cash flows: historic and projected cash flows for the brands are duly sustained with investments in marketing, publicity, technology, renovations and improvements to the retail infrastructure, They are efficient as a result of synergies and scale of operations, but are compatible and realistic for the industry, An increase in the other general administration expenses and necessary sales is also contemplated to sustain the projected increase in sales.

•	Relationship of the useful life of an asset or group of assets with the useful life of an intangible asset: The brands do not depend on the useful life of any asset or group of assets as they existed independently for a substantial time prior to the acquisitions, and they are not related to sectors subject to technological obsolescence or other causes.

9,2 Goodwill

The detail of goodwill as of March 31, 2015 and December 31, 2014 is as follows:

ID (Unique tax number)	Company	Country	December 31, 2014	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	March 31, 2015
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S,A,	Argentina	150,347	—	148	150,495
—	Blaisten S,A,	Argentina	3,208,796	—	4,911	3,213,707
—	E Wong S,A,	Peru	3,015,012	—	(7,577)	3,007,435
—	Metro Inmobiliaria S,A,	Peru	1,651,575	—	(4,151)	1,647,424
—	Mercantil Pizarro	Peru	3,223,755	—	(8,102)	3,215,653
—	Supermercados El Centro	Peru	4,136,021	—	(10,395)	4,125,626
—	Inmobiliaria Los Alamos S,A,C,	Peru	237,547	—	(597)	236,950
—	GSW S,A,	Peru	256,380,910	—	(644,331)	255,736,579
—	Gbarbosa Holding LLC	Brazil	152,556,527	—	(21,735,542)	130,820,985
—	Mercantil Rodríguez Comercial Ltda,	Brazil	7,689,328	—	(1,094,770)	6,594,558
—	Super Família Comercial de Alimentos Ltda,	Brazil	9,976,848	—	(1,420,456)	8,556,392
—	Perini Comercial de Alimentos Ltda,	Brazil	5,784,837	—	(823,617)	4,961,220
—	Irmaos Bretas Filhos e Cia, Ltda,	Brazil	238,670,231	—	(33,980,736)	204,689,495
—	Prezunic Comercial Ltda,	Brazil	154,907,165	—	(22,054,948)	132,852,217
—	Grandes Superficies de Colombia S,A,	Colombia	594,380,786	—	(23,775,232)	570,605,554
76,193,360-4	Umbrale S,A,	Chile	1,442,588	—	—	1,442,588
76,203,080-2	Mega Supermercado Infante Ltda,	Chile	3,598,780	—	—	3,598,780
78,072,360-2	Distribución y Administraciones Ltda,	Chile	5,900,758	—	—	5,900,758
78,509,620-7	Preaservice Ltda,	Chile	809,682	—	—	809,682
79,829,500-4	Comercializadora Foster Ltda,	Chile	4,536,210	—	—	4,536,210
83,274,300-3	Empresas Almacenes Paris S,A,	Chile	120,650,073	—	—	120,650,073
83,336,200-3	Montrone Pla S,A,	Chile	33,253,496	—	—	33,253,496
83,681,900-4	Supermercado Montecarlo S,A,	Chile	45,250,207	—	—	45,250,207
84,671,700-5	Santa Isabel S,A,	Chile	18,179,034	—	—	18,179,034
96,671,750-5	Easy S,A,	Chile	224,445	—	—	224,445
96,805,390-6	Proterra S,A,	Chile	1,003,013	—	—	1,003,013
78,183,534-3	Retail ,S,A,	Chile	11,530,592	—	—	11,530,592

Total			1,682,348,563	—	(105,555,395)	1,576,793,168

ID (Unique tax number)	Company	Country	December 31, 2013	Increase (decrease) adjustments for business combinations	Increase (decrease) foreign exchange	March 31, 2014
			ThCh$	ThCh$	ThCh$	ThCh$
—	Constructora Reineta S,A,	Argentina	170,515	—	(24,532)	145,983
—	Blaisten S,A,	Argentina	3,646,347	—	(572,104)	3,074,243
—	E Wong S,A,	Peru	2,785,614	—	130,745	2,916,359
—	Metro Inmobiliaria S,A,	Peru	1,525,914	—	71,620	1,597,534
—	Mercantil Pizarro	Peru	2,978,474	—	139,797	3,118,271
—	Supermercados El Centro	Peru	3,821,330	—	179,358	4,000,688
—	Inmobiliaria Los Alamos S,A,C,	Peru	219,473	—	10,301	229,774
—	GSW S,A,	Peru	236,874,080	—	11,117,882	247,991,962
—	Gbarbosa Holding LLC	Brazil	148,838,078	—	14,532,718	163,370,796
—	Mercantil Rodríguez Comercial Ltda,	Brazil	7,502,038	—	731,980	8,234,018
—	Super Família Comercial de Alimentos Ltda,	Brazil	9,733,841	—	949,739	10,683,580
—	Perini Comercial de Alimentos Ltda,	Brazil	5,643,936	—	550,683	6,194,619
—	Irmaos Bretas Filhos e Cia, Ltda,	Brazil	232,856,911	—	22,720,043	255,576,954
—	Prezunic Comercial Ltda,	Brazil	151,134,007	—	14,746,341	165,880,348
—	Grandes Superficies de Colombia S,A,	Colombia	641,931,248	—	23,775,232	665,706,480
76,193,360-4	Umbrale S,A,	Chile	1,442,588	—		1,442,588
76,203,080-2	Mega Supermercado Infante Ltda,	Chile	3,598,780	—		3,598,780
78,072,360-2	Distribución y Administraciones Ltda,	Chile	5,900,758	—		5,900,758
78,509,620-7	Preaservice Ltda,	Chile	809,682	—		809,682
79,829,500-4	Comercializadora Foster Ltda,	Chile	4,536,210	—		4,536,210
83,274,300-3	Empresas Almacenes Paris S,A,	Chile	120,650,073	—		120,650,073
83,336,200-3	Montrone Pla S,A,	Chile	33,253,496	—		33,253,496
83,681,900-4	Supermercado Montecarlo S,A,	Chile	45,250,207	—		45,250,207
84,671,700-5	Santa Isabel S,A,	Chile	18,179,034	—		18,179,034
96,671,750-5	Easy S,A,	Chile	224,445	—		224,445
96,805,390-6	Proterra S,A,	Chile	1,003,013	—		1,003,013
78,183,534-3	Retail ,S,A,	Chile	11,530,592	—		11,530,592

Total			1,696,040,684	—	89,059,803	1,785,100,487

Impairment test on Cash Generating Units including Goodwill,

Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units). The following table details goodwill by operating segment and country as of March 31, 2015 and December 31, 2014:

	As of
Goodwill per operating segment and country	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,495	150,347
Supermarkets—Chile	106,991,957	106,991,957
Supermarkets—Brazil (*)	488,474,867	569,584,936
Supermarkets—Peru	267,969,667	268 ,644,820
Supermarkets— Colombia	479,308,666	499,279,860
Financial services – Colombia	57,060,555	59,438,079
Shopping Centers – Colombia	34,236,333	35,662,847
Home Improvement—Argentina	3,213,707	3,208,796
Home Improvement—Chile	1,227,458	1,227,458
Department stores—Chile	138,159,463	138,159,463

Total	1,576,793,168	1,682,348,563

As of 31st march 2015, the surplus of the calculated value in use for the group of CGUs Supermarkets Brazil, has been reduced from the obtained amount calculated as part of the impairment test valuated as of 30th september 2014. This, as a result of the macroeconomic indicators that affect the Country. This valuation also incorporates the sensitivity of the most relevant variables.

10 Property, plant and equipment

10,1 The composition of this item as of March 31, 2015 and December 31, 2014 is as follows:

	As of
Property, plant and equipment categories, net	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Construction in progress	75,767,468	108,039,312
Land	757,821,367	771,941,960
Buildings	1,121,868,555	1,138,386,080
Plant and equipment	267,423,287	271,557,150
Information technology equipment	37,290,880	41,570,626
Fixed installations and accessories	385,554,230	383,530,334
Motor vehicles	837,699	3,256,956
Leasehold improvements	232,946,319	260,036,836
Other property plant and equipment	23,514,944	31,409,202

Totals	2,903,024,749	3,009,728,456

	As of
Property, plant and equipment categories, gross	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Construction in progress	75,767,468	108,039,312
Land	757,821,367	771,941,960
Buildings	1,345,814,804	1,307,766,446
Plant and equipment	611,714,629	574,031,893
Information technology equipment	143,679,970	140,855,699
Fixed installations and accessories	741,256,237	730,008,063
Motor vehicles	5,379,081	7,848,595
Leasehold improvements	285,922,356	316,018,733
Other property plant and equipment	28,996,083	36,689,120

Totals	3,996,351,995	3,993,199,821

	As of
Accumulated depreciation and impairment of property, plant and equipment	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Buildings	(223,946,249)	(169,380,366)
Plant and equipment	(344,291,342)	(302,474,743)
Information technology equipment	(106,389,090)	(99,285,073)
Fixed installations and accessories	(355,702,007)	(346,477,729)
Motor vehicles	(4,541,382)	(4,591,639)
Leasehold improvements	(52,976,037)	(55,981,897)
Other property plant and equipment	(5,481,139)	(5,279,918)

Totals	(1,093,327,246)	(983,471,365)

10,2 The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimum life	Maximum life
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

11 Investment properties

11.1 The roll-forward of investment properties at March 31, 2015 and December 31, 2014 is the following:

	As of
Roll-forward of investment properties, net, fair value method	March 31, 2015	December 31, 2014
	ThCh$	ThCh$
Investment properties, net, initial value	1,663,592,396	1,568,432,058
Change in unrealized gains (losses)	12,976,788	100,772,615
Additions, Investment Properties, Fair Value Method	3,471,284	25,060,310
Acquisition from a business combination	—	—
Transfer to (from) owner-occupied property, investment property, cost model	—	(15,535,083)
Retirement, investment properties, Fair Value Method	—	—
Increase (decrease) in foreign exchange rate, Investment Properties, Fair Value Method	(1,271,326)	(15,137,504)

Changes in Investment Properties, Fair Value Method, Total	15,176,746	95,160,338

Investment Properties, Fair Value Method, Final Balance	1,678,769,142	1,663,592,396

11.2 Income and expense from investment properties

Roll-forward of investment properties, net fair value method	March 31, 2015	December 30, 2013
	ThCh$	ThCh$
Revenue from Investment Property Leases	55,130,107	48,608,762
Direct Expense of Operation of Investment Properties which generate lease revenue	20,641,279	11,086,282
Direct Expense of Operation of Investment Properties which do not generate lease revenue	—	—

11.3 As of March 31, 2015 and December 31, 2014, investment properties are not encumbered,

11.4 As of March 31, 2015 there are commitments to acquire investment properties by ThCh$ 18,894,016 (ThCh$ 18,415,052 as of December 31, 2014),

11.5 There are no restrictions on ownership of assets,

11.6 Other projects

The Costanera Center project corresponds to assets that have been classified as investment property. As of March 31, 2015 and December 31, 2014, this project has been valued using the fair value model. The methodology used in the valuation of these assets and significant assumptions used are described in note 4.5 of the annual financial statements as of December 31, 2014.

12 Other financial liabilities, current and non-current

The composition of this item as of March 31, 2015 and December 31, 2014 is the following:

12,1 Types of interest bearing (accruing) loans

	Balance as of 3/31/2014		Balance as of 12/31/2014
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	226,169,937	525,251,367	629,083,332	695,092,202
Bond debt (2)	40,205,835	2,328,206,141	50,539,046	1,656,384,016
Other loans—leases	2,863,673	31,555,566	2,671,208	31,558,878
Other financial liabilities (hedge activities)	339,546	—	382,754	—
Time deposits (3)	—	—	—	—
Term savings accounts	—	—	—	—
Letters of credit	—	—	—	—
Deposits and other demand deposits	—	—	—	—
Debt purchase Bretas	—	—	—	12,697,096
Debt purchase Prezunic	—	4,382,194	21,539,582	4,891,649
Debt M, Rodriguez	—	1,848,687	—	2,092,404
Debt purchase Johnson	4,002,715	—	4,003,417	—
Other Financial liabilities—other	6,589,547	—	5,939,949	—

Totals Loans	280,171,253	2,891,243,955	714,159,288	2,402,716,245

(1)	Bank loans correspond to loans taken out with banks and financial institutions,
(2)	Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3)	Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which are 390 persons, 19 institutions, and 3 companies, The average maturity of these deposits is 196 days as of March 31, 2015, and 196 days as of December 31, 2014.

12,2 Restrictions

Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of March 31, 2015 and December 31, 2014 the Company was in compliance with the aforementioned financial debt covenants,

13 Provisions and other liabilities

13.1 Provisions

The composition of this item as of March 31, 2015 and December 31, 2014 is as follows:

	As of
	Current		Non-current
Accruals and provision	September 30, 2014	December 31, 2014	March 31, 2015	December 31, 2014
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision(1)	13,070,049	10,911,238	89,512,278	88,428,946
Onerous contracts provision(2)	4,227,302	4,286,320	15,257,899	16,336,833

Total	17,297,351	15,197,558	104,770,177	104,765,779

13.2 Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	7,917,877	—	7,917,877
Increase (decrease) in existing provisions	4,122,337	(984,674)	3,137,663
Acquisitions through business combinations	—	—	—
Provision used during the year	(733,293)	—	(733,293)
Reversal of used provision	—	—	—
Increase (decrease) in foreign exchange rate	(8,042,599)	(153,278)	(8,195,877)
Other increase (decrease)	(22,179)	—	(22,179)

Changes in provisions, total	3,242,143	(1,137,952)	2,104,191

Total provision, closing balance as of March 31, 2015	102,582,327	19,485,201	122,067,528

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2014	109,180,802	25,448,067	134,628,869
Movements in Provisions:
Additional provisions	15,688,454	—	15,688,454
Increase (decrease) in existing provisions	(9,569,206)	(4,410,328)	(13,979,534)
Acquisitions through business combinations	—	—	—
Provision used during the year	(11,984,434)	—	(11,984,434)
Reversal of used provision	—	—	—
Increase (decrease) in foreign exchange rate	(1,836,299)	(414,586)	(2,250,885)
Other increase (decrease)	(2,139,133)	—	(2,139,133)

Changes in provisions, total	(9,840,618)	(4,824,914)	(14,665,532)

Total provision, closing balance as of December 31, 2014	99,340,184	20,623,153	119,963,337

14 Net equity

14.1 Paid-in capital

As of March 31, 2015, and December 31, 2014, the authorized, subscribed and paid-in capital amounts to ThCh$ 2,321,380,936.

14.2 Subscribed and paid shares

As of June 22, 2012, the Company proceeded to increase the authorized Capital through the issuance of 270,000,000 of shares, without a par value and in a unique series, as agreed at the shareholders meeting held on April 29th, 2011 which complemented and modified preliminary agreements made at extraordinary shareholders meetings on March 1st and May 15th of 2012, 27,000,000 shares out of the capital increase were set aside to offer them in a stock option plan for the Company’s upper management

The referential share price reported to the SVS (Superintendencia de Valores y Seguros) was ThCh$ 3,555,56. The final issue share price was ThCh$2,600 per share.

In connection with share issuance, 59,493,000 shares were issued in the United States of America in the form of American Depositary Shares (ADSs) and 183,507,000 shares were issued in the local market in Chile.

At the extraordinary shareholders meeting held on November 20, 2012, the shareholders agreed to increase capital by ThCh$835,000,000 through the issuance of 332,987,717 of shares in one series and without a par value, 10% out of the total issuance was set aside to offer them in a stock option plan for employees, the remaining of the shares was offered to the Company’s shareholders

The following tables show the movement of the authorized and the issued and fully paid shares described above between January 1, 2013 and March 31, 2015

Movement of authorized shares	No of shares
Authorized shares as of January 1, 2013	2,574,015,016

Capital increase as of February 28, 2013	5,661,074
Capital increase as of March 13, 2013	290,741,796
Capital increase as of March 25, 2013	3,286,076
Increase pursuant to stock option plan	33,298,771
Decrease due to unsubscribed Capital in 2013	(17,979,999)

Authorized shares as of December 31, 2014	2,889,022,734

Authorized shares as of March 31, 2015	2,889,022,734

Movement in issued and fully paid shares	No of shares	Total ThCh$
Paid shares as of January 1, 2013	2,507,103,215	1,551,811,762
Capital increase as of February 28, 2013	5,661,074	14,195,709
Capital increase as of March 13, 2013	290,741,796	729,064,129
Capital increase as of March 25, 2013	3,286,076	8,240,164
Exercise of stock option	21,931,802	18,069,172
Paid shares as of December 31, 2013	2,828,723,963	2,321,380,936
Paid shares as of December 31, 2014	2,828,723,963	2,321,380,936

As of December 31, 2014, 60,298,771 issued shares were pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29th and November 20th of 2017 respectively.

14.3 Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.

In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

On -November 3rd, 2014, the Board of Directors agreed on distributing an interim dividend of Ch$8 per share in relation to the profits of 2014. This dividend was paid on December 3th, 2014. This dividend was given to those shareholders inscripted as of November 27th 2014.

As of March 31, 2015, the Group has recognized a minimun dividend payment for the results up to that date of MCh$ 17,347,155 (MCh$ 13,603,115 as of 12-31-2014) with its respective effect on equity for the three months ended March 31, 2015 amounts to MCh$ 3,744,040 (MCh$ 47,829,433 as of December 31, 2014).

14.4 Changes in ownership interest

No changes relating to ownership interest have occurred between 12/31/2014 and 3/31/2015.

In 2014, the increase (decrease) due to changes in ownership interest without a loss of control presented in the statement of changes in equity reflect the effect of the exchange of shares between Cencosud S,A, and the minority shareholders in connection with the merger of two companies of the Group, which resulted in an increase in the Company’s ownership percentage in subsidiary Cencosud Retail.

15 Breakdown of significant results

The items by function from the Statements of Income are described as follows in 15,1, 15,2 y 15,3,

Expenses by nature of integral income by function	3-31-2015	3-31-2014
	ThCh$	ThCh$
Cost of sales	1,911,697,298	1,821,666,218
Distribution cost	6,623,710	5,957,015
Administrative expenses	585,745,806	513,216,550
Other expenses by function (*)	37,817,114	38,644,921

Total	2,541,883,928	2,379,484,704

(*)	Mainly includes marketing expenses,

15.1 Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	1,800,139,150	—	1,800,139,150	1,728,737,024	—	1,728,737,024
Other cost of sales	127,940,842	16,382,694	111,558,148	108,552,578	15,623,384	92,929,194
Personnel expenses	359,899,242	6,639,952	353,259,290	323,382,461	5,697,091	317,685,370
Depreciation and amortization	53,494,999	534,211	52,960,788	47,365,137	558,318	46,806,819
Distribution cost	6,623,710	—	6,623,710	5,957,015	—	5,957,015
Other expenses by function	37,817,114	3,124,010	34,693,104	38,644,921	3,409,080	35,235,841
Cleaning	20,398,597	18,621	20,379,976	17,256,586	21,924	17,234,662
Safety and security	17,138,520	18,611	17,119,909	13,777,639	18,020	13,759,619
Maintenance	20,288,292	304,688	19,983,604	19,732,162	231,062	19,501,100
Professional fees	18,156,355	442,609	17,713,746	17,398,591	1,049,950	16,348,641
Bags for Customers	6,044,719	—	6,044,719	5,769,540	—	5,769,540
Credit card commission	23,708,917	11,352	23,697,565	19,753,001	—	19,753,001
lease	47,774,527	456,695	47,317,832	42,412,974	494,633	41,918,341
Other	30,917,873	525,485	30,392,388	18,195,017	346,481	17,848,536

Total	2,570,342,857	28,458,929	2,541,883,928	2,406,934,646	27,449,942	2,379,484,704

15.2 Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	291,904,051	6,024,960	285,879,091	254,028,992	5,081,436	248,947,556
Short-term employee benefits	67,343,302	361,912	66,981,390	69,157,237	457,296	68,699,941
Termination benefits	7,291,841	253,080	7,038,761	5,893,323	158,359	5,734,964

Total	366,539,194	6,639,952	359,899,242	329,079,552	5,697,091	323,382,461

15.3 Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	46,859,711	177,779	46,681,932	43,635,709	209,569	43,426,140
Amortization	7,169,499	356,432	6,813,067	4,287,745	348,748	3,938,997

Total	54,029,210	534,211	53,494,999	47,923,455	558,318	47,365,137

15.4 Other gains (losses)

Other gain (losses)	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Fair value derivatives	1,015,659	—	1,015,659	(3,702,077)	—	(3,702,077)
Insurance claims	—	—	—	1,411,112	—	1,411,112
Sales of Property, plant and equipment	846,119	—	846,119	68,747	—	68,747
Other Net Gains and Losses	(14,476,747)	(3,060,684)	(11,416,063)	(2,408,878)	2,601,862	(5,010,740)

Total	(12,614,969)	(3,060,684)	(9,554,285)	(4,631,096)	2,601,862	(7,232,958)

15.5 Other operating income

Other operating income	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton & Wraps	808,542	—	808,542	1,174,574	—	1,174,574
Recovery of fees	767,709	—	767,709	321,797	—	321,797
Increase on revaluation of investment properties	12,976,788	—	12,976,788	6,709,329	—	6,709,329
Other Income	2,162,855	413,602	1,749,253	1,087,490	99,425	988,065

Total	16,715,894	413,602	16,302,292	9,293,190	99,425	9,193,765

15.6 Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the quarter ended 31/03/2015			For the quarter ended 31/03/2014
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial income from cash flow hedging	—	—	—	—	—	—
Other finance income	3,658,708	168,202	3,490,506	1,612,384	74,929	1,537,455

Financial income	3,658,708	168,202	3,490,506	1,612,384	74,929	1,537,455
Bank loan expenses	(30,819,665)	(1,993,654)	(28,826,011)	(35,341,498)	(2,717,131)	(32,624,367)
Bond debt expenses	(31,015,067)	(2,996,057)	(28,019,010)	(22,299,763)	(2,873,781)	(19,425,982)
Interest on bank loans	(5,503,206)	(5,503,206)	—	(2,717,131)	(2,717,131)	—
Valuation of financial derivatives expenses	61,649	—	61,649	(2,540,961)	—	(2,540,961)

Financial Expenses	(67,276,289)	(10,492,917)	(56,783,372)	(62,899,352)	(8,308,042)	(54,591,310)
Results from UF indexed bonds in Chile	85,108	1,383	83,725	(8,822,135)	(1,281,445)	(7,540,690)
Results from UF indexed Brazil	(1,000,031)	—	(1,000,031)	(2,507,838)	—	(2,507,838)
Results from UF indexed Other	5,242	—	5,242	(276,706)	—	(276,706)

(Losses) gains from indexation	(909,681)	1,383	(911,064)	(11,606,679)	(1,281,445)	(10,325,234)
Financial debt IFC-ABN Argentina	(259,629)	—	(259,629)	(2,588,365)	—	(2,588,365)
Bond debt USA and Peru	(13,454,496)	(4,341,757)	(9,112,739)	(7,984,308)	(5,539,807)	(2,444,501)
Financial debt Peru	(2,217,479)	—	(2,217,479)	(109,593)	—	(109,593)
Financial assets and Financial debt—Colombia	—	—	—	38,321	—	38,321

Exchange difference	(15,931,604)	(4,341,757)	(11,589,847)	(10,643,945)	(5,539,807)	(5,104,138)

Financial results total	(80,458,866)	(14,665,089)	(65,793,777)	(83,537,592)	(15,054,365)	(68,483,227)

16 Information by segment

The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.

In the information by segments, all transactions between the different operating segments have been eliminated.

16,1 Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.

The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.

The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.

The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

16,2 Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the quarters ended March 31, 2015 and March 31, 2014 in thousands of Chilean pesos is the following:

Regional information by segment

Consolidated statement of income	Super markets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended March 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,989,604,196	55,130,107	347,886,908	222,927,342	36,454,835	643,719	2,652,647,107	(45,875,537)
Cost of sales	(1,500,006,857)	(7,027,612)	(228,425,389)	(163,848,642)	(12,013,768)	(375,030)	(1,911,697,298)	16,382,694

Gross Margin	489,597,339	48,102,495	119,461,519	59,078,700	24,441,067	268,689	740,949,809	(29,492,843)

Other revenues by function	2,625,579	12,981,408	141,567	207,594	105	346,039	16,302,292	(413,602)
Sales, general and administrative expenses	(412,862,774)	(13,613,667)	(90,862,187)	(62,610,641)	(14,721,211)	(35,313,743)	(629,844,228)	12,076,235
Financial expenses and income, net	—	—	—	—	10,492,917	(63,785,783)	(53,292,866)	10,492,917
Participation in profit or loss of equity method associates	74,966	1,670,377	—	—	—	—	1,745,343	—
Exchange differences	—	—	—	—	4,341,757	(15,931,604)	(11,589,847)	4,341,757
(Losses) from Indexation	—	—	—	—	(1,383)	(909,681)	(911,064)	(1,383)
Other earnings (Losses), net	—	—	—	—	(5,283)	(9,549,002)	(9,554,285)	(5,283)
Income tax charge	—	—	—	—	675,495	(34,033,395)	(33,357,900)	675,495
Profit attributable to Non-controlling interests	—	—	—	—	2,326,707	—	2,326,707	2,326,707

Profit (loss)	79,435,110	48,411,190	28,740,899	(3,324,347)	27,573,670	(158,544,957)	22,431,560	—
Profit (loss) from continued operations	79,435,110	48,411,190	28,740,899	(3,324,347)	25,246,963	(158,544,957)	20,104,853	(2,326,707)
Profit (loss) from discontinued operations	—	—	—	—	2,326,707	—	2,326,707	2,326,707
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	—	(371,893)	(371,893)	—

Profit for the year attributable to controlling shareholders, Total	79,435,110	48,411,190	28,740,899	(3,324,347)	27,573,670	(158,916,850)	22,059,667	—
Depreciation and amortization	33,401,347	2,215,750	5,402,215	8,143,329	433,742	3,898,616	53,494,999	(534,211)

Consolidated statement of income	Super markets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated operation total	Discontinued operation financial services
For the quarter ended March 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	1,907,302,633	48,608,762	292,282,414	214,067,625	77,031,007	(49,131,790)	2,490,160,651	(505,383)
Cost of sales	(1,459,693,748)	(4,641,061)	(188,624,260)	(160,741,048)	(23,474,746)	15,508,645	(1,821,666,218)	(403,940)

Gross Margin	447,608,885	43,967,701	103,658,154	53,326,577	53,556,261	(33,623,145)	668,494,433	(909,323)

Other revenues by function	1,759,354	6,768,491	54,853	133,151	577,341	(99,425)	9,193,765	477,915
Sales, general and administrative expenses	(382,141,666)	(6,445,221)	(71,559,267)	(59,003,692)	(50,495,198)	11,826,558	(557,818,486)	(31,075,649)
Financial expenses and income, net	—	—	—	—	(61,558,885)	8,505,030	(53,053,855)	(61,558,885)
Participation in profit or loss of equity method associates	44,595	1,265,594	—	—	—	—	1,310,189	—
Exchange differences	—	—	—	—	(10,643,945)	5,539,807	(5,104,138)	(10,643,945)
(Losses) from Indexation	—	—	—	—	(11,591,863)	1,266,629	(10,325,234)	(11,591,863)
Other earnings (Losses), net	—	—	—	1,411,112	(8,653,030)	8,960	(7,232,958)	(8,653,030)
Income tax charge	—	—	—	—	(15,527,197)	1,316,909	(14,210,288)	(15,527,197)
Profit attributable to Non-controlling interests	—	—	—	—	—	5,258,677	5,258,677	—

Profit (loss)	67,271,168	45,556,565	32,153,740	(4,132,852)	(104,336,516)	—	36,512,105	(139,481,977)
Profit (loss) from continued operations	67,271,168	45,556,565	32,153,740	(4,132,852)	(104,336,516)	(5,258,677)	31,253,428	(139,481,977)
Profit (loss) from discontinued operations	—	—	—	—	—	5,258,677	5,258,677	—
Profit (loss) of atribuible to non-controlling interest	—	—	—	—	(719,355)	—	(719,355)	(719,355)

Profit for the year attributable to controlling shareholders, Total	67,271,168	45,556,565	32,153,740	(4,132,852)	(105,055,871)	—	35,792,750	(140,201,332)
Depreciation and amortization	31,541,349	1,395,680	4,761,303	6,368,198	3,856,925	(558,318)	47,365,137	2,829,530

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.

The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

16,3 Gross margin by country and segment, in thousands of Chilean pesos:

Gross margin by country and segment

For the quarter ended March 31, 2015	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	591,729,114	30,990,619	127,382,808	211,678,461	—	(36,021)	961,744,981	(45,875,537)
Cost of sales	(449,295,712)	(1,988,467)	(92,179,142)	(154,380,835)	—	(81,459)	(697,925,615)	16,382,694

Gross margin	142,433,402	29,002,152	35,203,666	57,297,626	—	(117,480)	263,819,366	(29,492,843)
Argentina
Ordinary income, total	510,050,981	17,733,435	204,216,355	—	22,543,216	955,485	755,499,472	—
Cost of sales	(351,503,596)	(4,924,822)	(123,950,222)	—	(6,316,216)	94,664	(486,942,593)	—

Gross margin	158,547,385	12,808,613	80,266,133	—	16,227,000	1,050,149	268,556,879	—

Brazil
Ordinary income, total	474,563,037	—	—	—	1,852,761	—	476,415,798	—
Cost of sales	(375,277,110)	—	—	—	—	—	(375,277,110)	—

Gross margin	99,285,927	—	—	—	1,852,761	—	101,138,688	—

Peru
Ordinary income, total	205,370,669	4,058,851	—	11,248,881	10,313,279	536,064	231,527,744	—
Cost of sales	(158,143,703)	(35,278)	—	(9,467,807)	(5,697,554)	(501,590)	(173,845,932)	—

Gross margin	47,226,966	4,023,573	—	1,781,074	4,615,725	34,474	57,681,812	—
Colombia
Ordinary income, total	207,890,397	2,347,202	16,287,745	—	1,745,578	(811,810)	227,459,112	—
Cost of sales	(165,786,733)	(79,044)	(12,296,028)	—	—	113,356	(178,048,449)	—

Gross margin	42,103,664	2,268,158	3,991,717	—	1,745,578	(698,454)	49,410,663	—

Gross margin by country and segment

For the quarter ended March 31, 2014	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile
Ordinary income, total	540,149,176	27,493,057	119,619,089	207,332,298	171,821	117,512	894,882,953	(49,131,790)
Cost of sales	(409,215,904)	(1,483,993)	(87,191,926)	(154,506,617)	(114,739)	(142,596)	(652,655,775)	15,508,645

Gross margin	130,933,272	26,009,064	32,427,163	52,825,681	57,082	(25,084)	242,227,178	(33,623,145)
Argentina
Ordinary income, total	418,448,880	14,909,440	157,670,779	—	16,838,078	648,674	608,515,851	—
Cost of sales	(288,216,022)	(2,993,501)	(90,440,746)	—	(4,172,076)	(258,062)	(386,080,407)	—

Gross margin	130,232,858	11,915,939	67,230,033	—	12,666,002	390,612	222,435,444	—

Brazil
Ordinary income, total	525,846,247	—	—	—	535,140	—	526,381,387	—
Cost of sales	(427,844,547)	—	—	—	—	—	(427,844,547)	—

Gross margin	98,001,700	—	—	—	535,140	—	98,536,840	—

Peru
Ordinary income, total	193,875,112	3,756,472	—	6,735,327	8,953,721	3,041	213,323,673	—
Cost of sales	(151,585,183)	(64,771)	—	(6,234,431)	(3,275,346)	(3,282)	(161,163,013)	—

Gross margin	42,289,929	3,691,701	—	500,896	5,678,375	(241)	52,160,660	—
Colombia
Ordinary income, total	228,983,218	2,449,793	14,992,546	—	1,905,840	(1,274,610)	247,056,787	—
Cost of sales	(182,832,092)	(98,796)	(10,991,588)	—	—	—	(193,922,476)	—

Gross margin	46,151,126	2,350,997	4,000,958	—	1,905,840	(1,274,610)	53,134,311	—

16,4 Regional information by segment: Total assets

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At March 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	116,572,674	6,277,839	8,207,075	25,194,514	11,596,776	3,012,305	170,861,183
Other financial assets, current	—	—	—	—	—	47,098,738	47,098,738
Other non-financial assets, current	8,727,528	4,024,519	3,093,366	2,541,712	402,764	2,217,731	21,007,620
Trade receivables and other receivables, current	255,670,399	38,992,545	61,069,559	35,509,007	303,445,393	8,756,029	703,442,932
Trade receivables due from related parties, current	—	501,564	—	—	—	—	501,564
Inventory, current	692,671,627	—	237,099,215	154,024,015	—	—	1,083,794,857
Income tax receivable, current	9,138,212	5,566,386	2,009,088	9,944,285	2,897,029	42,172,695	71,727,695
Assets held for sale, current	—	—	—	—	779,368,740	—	779,368,740

Total current assets	1,082,780,440	55,362,853	311,478,303	227,213,533	1,097,710,702	103,257,498	2,877,803,329
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	339,137,785	339,137,785
Other non-financial assets, non-current	—	—	—	—	—	33,119,321	33,119,321
Trade receivables and other receivables, non-current	18,330,409	—	—	—	12,691,301	1,196,387	32,218,097
Equity method investments	824,190	52,664,750	—	—	—	—	53,488,940
Intangible assets other than goodwill	197,758,137	111,540	6,217,372	152,894,055	3,528,456	29,633,285	390,142,845
Goodwill	1,342,745,157	34,386,828	4,441,165	138,159,463	57,060,555	—	1,576,793,168
Property, plant and equipment	1,894,475,664	378,863,001	339,309,381	262,178,429	3,464,506	24,733,768	2,903,024,749
Investment property	—	1,678,769,142	—	—	—	—	1,678,769,142
Income tax assets, non-current	—	—	—	—	—	43,214,022	43,214,022
Deferred income tax assets	—	—	—	—	—	484,384,912	484,384,912

Total non-current assets	3,454,133,557	2,144,795,261	349,967,918	553,231,947	76,744,818	955,419,480	7,534,292,981

Total Assets	4,536,913,997	2,200,158,114	661,446,221	780,445,480	1,174,455,520	1,058,676,978	10,412,096,310

	Supermarkets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	152,859,721	6,462,947	11,252,555	26,745,107	16,820,985	4,730,478	218,871,793
Other financial assets, current	—	—	—	—	—	47,778,995	47,778,995
Other non-financial assets, current	4,081,250	1,174,486	2,264,731	828,702	183,117	2,114,206	10,646,492
Trade receivables and other receivables, current	322,351,096	33,472,707	60,528,075	43,259,975	311,292,653	10,672,248	781,576,754
Trade receivables due from related parties, current	—	1,371,016	—	—	—	—	1,371,016
Inventory, current	700,587,712	—	238,454,570	155,567,301	—	—	1,094,609,583
Income tax receivable, current	1,500,907	1,458,328	755,879	6,884,749	2,357,468	41,239,086	54,196,417
Assets held for sale, current	—	—	—	—	793,416,576	—	793,416,576

Total current assets	1,181,380,686	43,939,484	313,255,810	233,285,834	1,124,070,799	106,535,013	3,002,467,626
Non-Current Assets
Other financial assets, non-current	—	—	—	—	—	302,479,598	302,479,598
Other non-financial assets, non-current	—	—	—	—	—	33,873,417	33,873,417
Trade receivables and other receivables, non-current	20,154,938	—	—	—	13,202,701	1,419,716	34,777,355
Equity method investments	752,427	51,495,487	—	—	—	—	52,247,914
Intangible assets other than goodwill	202,601,955	119,575	6,246,077	153,168,871	3,607,455	34,798,247	400,542,180
Goodwill	1,444,501,573	35,813,194	4,436,254	138,159,463	59,438,079	—	1,682,348,563
Property, plant and equipment	2,048,467,430	356,180,482	309,921,733	261,250,882	3,600,107	30,307,822	3,009,728,456
Investment property	—	1,663,592,396	—	—	—	—	1,663,592,396
Income tax assets, non-current	—	—	—	—	—	43,047,543	43,047,543
Deferred income tax assets	—	—	—	—	—	491,398,181	491,398,181

Total non-current assets	3,716,478,323	2,107,201,134	320,604,064	552,579,216	79,848,342	937,324,524	7,714,035,603

Total Assets	4,897,859,009	2,151,140,618	633,859,874	785,865,050	1,203,919,141	1,043,859,537	10,716,503,229

16,5 Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at March 31, 2015	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,201,628,549	42,743,432	265,968,611	172,442,075	86,315,763	29,281,370	1,798,379,800

Regional information by segment Current assets and liabilities at December 31, 2014	Supermarkets ThCh$	Shopping Center ThCh$	Home Improvement ThCh$	Department Stores ThCh$	Financial Services (Insurance + cards + bank) ThCh$	Support Services, Financing, and Other Settings ThCh$	Total Consolidated ThCh$
Trade accounts payable and other payables	1,338,355,251	48,485,417	249,240,761	223,566,217	85,351,453	38,087,010	1,983,086,109

16,6 Information by country, assets and liabilities

In thousands of Chilean pesos:

Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At March 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	5,186,692,057	1,351,090,054	1,065,250,939	1,169,905,816	1,639,157,444	10,412,096,310
Total liabilities	4,110,676,984	740,010,277	449,064,825	443,865,224	546,107,738	6,289,725,048
Total Net equity	1,079,435,350	715,728,983	616,186,114	617,971,109	1,093,049,706	4,122,371,262
Adjustments to net investment	(3,420,277)	(104,649,206)	—	108,069,483	—	—
Net investment	1,076,015,073	611,079,777	616,186,114	726,040,592	1,093,049,706	4,122,371,262
Percentage of Net equity	26.18%	17.36%	14.95%	14.99%	26.52%	100.00%
Percentage of equity	26.10%	14.82%	14.95%	17.61%	26.52%	100.00%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
At December 31, 2014	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,950,428,641	1,335,607,168	1,554,510,379	1,180,226,630	1,695,730,411	10,716,503,229
Total liabilities	3,891,354,582	756,061,392	774,639,936	459,527,050	543,434,458	6,425,017,418
Total Net equity	1,057,057,189	689,904,414	779,870,443	612,357,812	1,152,295,953	4,291,485,811
Adjustments to net investment	2,016,870	(110,358,638)	—	108,341,768	—	—
Net investment	1,059,074,059	579,545,776	779,870,443	720,699,580	1,152,295,953	4,291,485,811
Percentage of Net equity	24.63%	16.08%	18.17%	14.27%	26.85%	100.00%
Percentage of equity	24.68%	13.50%	18.17%	16.79%	26.85%	100.00%

16,7 Regional information, including intersegments is as follows:

	For the three months ended March 31, 2015
Regional information, by segment	Total revenue by segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,989,604,196	—	1,989,604,196
Shopping	83,075,104	27,944,997	55,130,107
Home Improvement	348,441,933	555,025	347,886,908
Department stores	222,927,342	—	222,927,342
Financial Services	36,454,835	—	36,454,835
Others	643,719	—	643,719

TOTAL	2,681,147,129	28,500,022	2,652,647,107

	For the three months ended March 31, 2014
Regional information, by segment	Total segment revenue	Total segment revenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	1,907,302,633	—	1,907,302,633
Shopping	78,257,259	29,648,497	48,608,762
Home Improvement	295,268,660	2,986,246	292,282,414
Department stores	214,067,625	—	214,067,625
Financial Services	28,404,600	—	28,404,600
Others	(505,383)	—	(505,383)

TOTAL	2,522,795,394	32,634,743	2,490,160,651

16,8 Non-current assets by country

At March 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,624,164	5,856,122	—	1,632,315	6,720	33,119,321
Trade receivables and other receivables	10,768,244	3,275,656	18,174,197	—	—	32,218,097
Equity Method investments	52,664,750	—	—	824,190	—	53,488,940
Intangible assets other than goodwill	195,140,556	13,609,641	63,659,656	107,438,846	10,294,146	390,142,845
Goodwill	246,378,878	3,364,202	488,474,867	267,969,667	570,605,554	1,576,793,168
Property Plant and Equipment	1,176,821,009	338,166,692	346,509,204	365,133,108	676,394,736	2,903,024,749
Investment Property	1,283,331,243	202,668,538	—	164,077,361	28,692,000	1,678,769,142
Income tax assets, non-current	42,190,641	1,023,381	—	—	—	43,214,022

Non -current assets—Total	3,032,919,485	567,964,232	916,817,924	907,075,487	1,285,993,156	6,710,770,284

At December 31, 2014	Chile	Argentina	Brazil	Peru	Colombia	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,929,866	6,211,511	—	1,725,040	7,000	33,873,417
Trade receivables and other receivables	11,092,704	3,760,685	19,923,966	—	—	34,777,355
Equity Method investments	51,495,487	—	—	752,427	—	52,247,914
Intangible assets other than goodwill	191,711,948	14,880,200	75,035,961	107,805,013	11,109,058	400,542,180
Goodwill	246,378,878	3,359,143	569,584,936	268,644,820	594,380,786	1,682,348,563
Property Plant and Equipment	1,190,341,063	336,413,924	404,896,191	369,333,777	708,743,501	3,009,728,456
Investment Property	1,268,128,765	205,318,919	—	160,257,212	29,887,500	1,663,592,396
Income tax assets, non-current	42,190,641	856,902	—	—	—	43,047,543

Non -current assets—Total	3,027,269,352	570,801,284	1,069,441,054	908,518,289	1,344,127,845	6,920,157,824

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

16.9 Consolidated Cash Flow by segment:

Regional information by segment Consolidated Segment Flows at March 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	50,136,499	28,161,157	38,063,052	16,798,242	(76,279,884)	(27,430,473)	29,448,593	(98,261,013)
Net cash flows from (used in) investing activities	(19,725,538)	(6,564,223)	(19,726,453)	(3,689,500)	(12,978,595)	1,956,227	(60,728,082)	(779,284)
Net cash flows from (used in) financing activities	(62,096,669)	(21,782,042)	(21,388,430)	(14,599,511)	83,469,940	24,099,297	(12,297,415)	30,196,981

Regional information by segment Consolidated Segment Flows at March 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	(52,739,488)	24,389,116	25,601,523	8,851,176	(50,819,353)	(31,216,489)	(75,933,515)	(49,625,804)
Net cash flows from (used in) investing activities	2,537,163	(10,650,988)	(5,486,592)	(2,999,539)	(312,593)	(1,071,127)	(17,983,676)	(149,606)
Net cash flows from (used in) financing activities	(10,770,567)	(14,817,332)	(23,178,802)	12,400,727	55,089,568	87,089,086	105,812,680	(14,701,907)

16.10 Additions to non-current assets:

As of March 31, 2015	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	21,547,496	1,211,043	3,990,814	2,119,076	473,514	1,306,627	30,648,570
Intangible asset, other that goodwill	3,222,528	2,651	168,066	—	—	1,136,862	4,530,107
Goodwill	—	—	—	—	—	—	0
Investment properties	—	3,471,284	—	—	—	—	3,471,284

Total additions	24,770,024	4,684,978	4,158,880	2,119,076	473,514	2,443,489	38,649,961

As of December 31, 2014	Supermarkets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards + bank)	Support Services, Financing, and Other Settings	Total Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	112,859,466	18,802,562	12,941,331	22,010,115	660,035	16,420,023	183,693,532
Intangible asset, other that goodwill	13,062,984	36,232	664,554	371,636	1,370,169	4,203,510	19,709,085
Goodwill	—	—	—	—	—	—	—
Investment properties	—	25,060,310	—	—	—	—	25.060,310

Total additions	125,922,450	43,899,104,	13,605,885	22,381,751	2,030,204	20,623,533	228,462,927

16,11 Bank statements Paris:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2015 and December 31, 2014

	As of
Assets	3/31/2015	12/31/2014
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	11,942,594	16,005,243
Other financial assets, current	14,961,814	9,990,759
Trade receivables and other receivables	107,341,292	106,543,456
Current tax assets	2,063,726	1,664,830

Total current assets	136,309,426	134,204,288

Non-current assets
Other non-financial assets, non-current	11,762	11,658
Trade receivable and other receivables, non-current	97,961,534	100,530,025
Receivables from related entities, non-current	—	396,861
Intangible assets other than goodwill	3,156,195	3,205,105
Property, plant and equipment	706,719	695,289
Deferred income tax assets	5,882,328	5,777,461

Total non-current assets	107,718,538	110,616,399

Total assets	244,027,964	244,820,687

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2015 and December 31, 2014.

	As of
Net equity and liabilities	3/31/2015	12/31/2014
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	135,567,108	134,403,164
Trade payables and other payables	17,265,241	8,659,514
Payables to related entities, current	6,206,036	—
Current income tax liabilities	2,394,466	2,040,819
Current provision for employee benefits	245,814	402,241

Total current liabilities	161,678,665	145,505,738

Non-current liabilities
Other financial liabilities,	31,335,770	49,183,735
Trade accounts payables	4,077,912	3,759,019
Deferred income tax liabilities	1,392,498	1,408,928

Total non-current liabilities	36,806,180	54,351,682

Total liabilities	198,484,845	199,857,420

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	833,478	3,543,402
Other reserves	5,130,220	1,840,444

	As of
Net equity and liabilities	3/31/2015	12/31/2014
	ThCh$	ThCh$
Net equity attributable to controlling shareholders	45,543,119	44,963,267
Non-controlling interest	—	—

Total net equity	45,543,119	44,963,267

Total net equity and liabilities	244,027,964	244,820,687

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of March 31, 2015 and 2014,

	For the three months ended March 31,
Statement of integral income	2015	2014
	ThCh$	ThCh$
Revenues from ordinary activities	11,854,262	12,673,951
Cost of Sales	(2,292,314)	(1,081,614)

Gross Margin	9,561,948	11,592,337
Administrative expenses	(6,520,421)	(6,673,761)
Other expenses by function	—	—
Financial income	102,345	72,949
Financial expenses	(2,095,999)	(3,301,151)
Other gain (losses)	(589)	(973)
Exchange differences	18,437	(15,128)

Profit before tax	1,065,721	1,674,273
Income tax charge	(232,243)	(247,390)

Profit from ongoing operations	833,478	1,426,883

Net income	833,478	1,426,883

17 Restrictions, contingencies, legal proceedings and other matters

•	The subsidiaries of Cencosud S,A, in Chile are involved in lawsuits and litigation that are pending as of March 31, 2015. The amounts of these claims are covered by a civil liability insurance policy.

•	A civil lawsuit was filed against the indirectly controlled affiliate GBarbosa Comercial (Brazil) by the Public Employees Union in supermarkets in the State of Sergipe, which is awaiting the first instance ruling. The union is seeking compensation for overtime hours for all employees of the subsidiary for the period after May 2007. The petition was filed and supported by the ruling, albeit still not judicial, that was issued through another public civil claim, which annulled a bank of hours from May 2007 to April 2009.

•	An indirectly controlled subsidiary of Cencosud Colombia S,A, in Chile is involved in a litigation regarding extracontractual civil responsability due to the non-filing of its financial stamements as of March 31, 2015. The amounts of these claims are covered by a civil liability insurance policy.

Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.

The contingencies and legal proceedings disclosed above are deemed to be of a possible outcome.

18 Stock options

As of March 31, 2015 the Company has a share-based compensation plan for executives of Cencosud S,A., and Affiliates, The details of the arrangements are described below:

Agreement	Stock options granted to key executives
Nature of the arrangement	2014 retention plan for executives	2015 retention plan for executives
Date of grant	September 2013	September 2014
Number of instruments granted	22,171,504 shares	10,057,500 shares
Exercise price	Ch$ 2,600	Ch$ 1,646
Share price at granted date	Ch$ 2,071	Ch$ 1,785
Vesting	0,9; 1,9; 2,9; 3,9 years	1.2; 2.2; 3.1 and 3.4 years
Condition

a)      As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,

b)      From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

a)      As of the grant date, the executive must have a current employment contract with the Company or any of its subsidiaries in Chile or abroad without any interruption in its employment relationship,

b)      From the date of signing of the stock option contract and until the exercise date, the Executive has not committed any serious breaches of its employment duties, at the Company’s sole discretion,

Settlement	Cash	Cash
Data used in the options pricing model:
Weighted average price of shares used	Ch$ 2,071	Ch$ 1,785
Exercise price	Ch$ 2,600	Ch$ 1,646
Expected volatility	23,4%	27,0%
Expected term at grant day (in years)	0.9; 1.9; 2.9; 3.9 years	1.2; 2.2; 3.1 and 3.4 years
Risk free interest rate	5,0%	3.3%
Expected dividends (dividends yield)	1%	0.9%
Anticipated % of executives leaving the plan (at grant date)	10%	10%
Fair value of the option at the grant date	Ch$ 157.49	Ch$ 404.37

	Numbers of shares
Stock options granted to key executives	31/03/2015	13/03/2014
1) Outstanding as of the beginning of the period	25,191,698	22,010,664
2) Granted during the period	—	10,152,500
3) Forfeited during the period	(2,173,201)	(1,762,368)
4) Exercised during the period	—	—
5) Expired at the end of the period	—	(5,209,098)
6) Outstanding at the end of the period	23,018,497	25,191,698
7) Vested and expected to vest at the end of the period	23,018,497	25,191,698
8) Eligible for exercise at the end of the period	650	675

Stock options—Impact in P&L	2014	2013
	ThCh$	ThCh$
Impact in the income statement	806,065	703,783

The Board has approved a change to the performance incentive plan, changing the condition of exercise in accordance with the EBITDA increase percentage actually achieved. It was also agreed to postpone the deadline for exercising the stock option plans until April 22, 2013.

Additionally, the Board delegated to its Chairman the possibility of providing additional options to the aforementioned performance incentive plan to certain key executives under the condition that they not exceed the limit of number of shares approved by the Shareholders dated April 25, 2008 for this purposes.

At the end of each reporting period, the Company revises its estimates of the number of options that can be exercised. The estimated number of options to be exercised is 25,191,698and 22,010,664 shares at December 31, 2014 and December 31, 2013, respectively.

In relation to the 2015 Retention Plan, the outstanding options as of December 31, 2014 had a weighted-average contractual life of 1.73 years. In relation to the 2014 Retention Plan, the outstanding options as of December 31, 2014 had a weighted-average contractual life of 0,92 years.

The Company utilizes a valuation model that is based in a constant volatility assumption to value its employee share options. The fair value of each option grant has been estimated, as of the grant date, using the Black Scholes option pricing model.

19 Disposal Group held for sale

The Bank of Nova Scotia and Scotiabank Chile, and the Company, together with its affiliates Cencosud Retail S.A. and Easy S.A., have entered into an agreement in order to further develop, together, the retail finance business in Chile. The Agreement provided that the Business shall be operated through (i) Cencosud Administradora de Tarjetas S.A. (“CAT”), a card-issuing company that, upon the closing of the transaction, will be a bank transfer supporting affiliate of Scotiabank Chile, and (ii) Cencosud Administradora de Procesos S.A., Cencosud Servicios Integrales S.A., and Cencosud Corredores de Seguros y Servicios Ltda. or new companies that will be created (together with CAT, hereinafter, the “Target Companies”). Said companies will be affiliates of Scotiabank Chile or The Bank of Nova Scotia.

The term for the consummation of the transaction has been estimated by the Company to be from 3 to 6 months from the date of entry into the Framework Agreement, with the maximum term to comply with the aforementioned conditions precedent being 12 months.

As of March 31, 2015, the NIIF 5 Guidelines—non-current assets maintained for sale and discontinued operations—will be applicable to the Company’s consolidated financial statements.

a) Assets and liabilities of disposal group held for sale

As of March 31 2015, the disposal group was stated at fair value less cost to sell

Assets	3/31/2015	12/31/2014
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	4,014,610	755,493
Other financial assets, current	14,791,826	3,427,594
Other non-financial assets, current	139,171	88,360
Trade receivables and other receivables	414,559,552	445,652,518
Current tax assets	538,899	356,247

Total current assets	434,044,058	450,280,212

Non-current assets
Other non-financial assets, non-current	—	—
Trade receivable and other receivables, non-current	122,054,968	120,815,446
Intangible assets other than Goodwill	207,787,988	207,571,741
Property Plan and Equipment	2,085,975	1,816,591
Non-Current tax assets	484,661	484,662
Deferred income tax assets	12,911,090	12,447,924

Total non-current assets	345,324,682	343,136,364

Total assets	779,368,740	793,416,576

Net equity and liabilities	3/31/2015	12/31/2015
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	135,967,062	134,403,119
Trade payables and other payables	37,906,263	28,054,214
Other provisions, current	2,161,309	2,139,131
Current income tax liabilities	2,658,643	357,563
Current provision for employee benefits	1,452,678	2,232,715

Total current liabilities	180,145,955	167,186,742

Non-current liabilities
Other non-financial liabilities,	31,335,770	49,183,735
Accounts payables due to related parties	—	—
Deferred income tax liabilities	576,052	420,955

Total non-current liabilities	31,911,822	49,604,690

Total liabilities	212,057,777	216,791,432

b) Cumulative income or expenses included in OCI.

There are no cumulative income or expenses included in OCIA relating to the disposal Group.

20 Discontinued operation

As presented in note 19. The Group entered into an agreement with The Bank of Nova Scotia and Scotiabank Chile regarding the disposal of the financial retail business segment in Chile.

a) Results of discontinued operation

In thousands of Chilean pesos	3/31/2015	3/31/2014
For the quarter ended March 31,	ThCh$	ThCh$
Revenues from ordinary activities	45,875,537	49,131,790
Cost of sales	(16,382,694)	(15,508,645)

Gross Margin	29,492,843	33,623,145

Other revenues by function	413,602	99,425
Sales, general and administrative expenses	(8,952,225)	(8,417,479)
Other expenses by function	(3,124,010)	(3,409,079)
Other gain (loss)	5,283	(8,960)

Results from operating activities	17,835,493	21,887,052

Finance income	102,345	72,949
Finance expenses	(10,595,262)	(8,577,979)
Exchange differences	(4,341,757)	(5,539,807)
(Losses) from indexation	1,383	(1,266,629)

Results from operating activities before income tax	3,002,202	6,575,586
Income Tax	(675,495)	(1,316,909)
Profit (loss) for the period	2,326,707	5,258,677

b) Cash flows from (used in) discontinued operations

In thousands of Chilean pesos	31/03/2015	31/03/2014
	ThCh$	ThCh$
Net cash from (used in) operating activities	(98,261,013)	(49,625,804)
Net cash from (used in) investing activities	(779,284)	(149,606)
Net cash from (used in) financing activities	30,196,981	(14,701,907)

21 Subsequent events

After having obtained all required authorizations, as of may 1st 2015 the Company closed the transaction reported to the Superintendencia de Valores y Seguros de Chile on June 20, 2014 and April 13, 2015, whereby Scotiabank Chile acquired 51% of Cencosud S.A.’s retail financial services division, composed by Cencosud Administradora de Tarjetas S.A., Cencosud Corredora de Seguros y Servicios S.A., Operadora de Procesos S.A. and Servicios Integrales S.A.

This transaction, valued in accordance with the International Financial Reporting Standards IFRS, will have an estimated impact over the 2015 results close to $ 60.000 millions of Chilean Pesos.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements,